SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Announcement of Corporate Demands

Rio de Janeiro, March 31, 2025, Centrais Elétricas Brasileiras S/A – Eletrobras, in compliance with Annex I of CVM Resolution 80 of March 29, 2022, informs the following corporate demand:

Name of the parties involved in the proceeding:	Authors: Furnas Employees Association - ASEF and Furnas and Eletronuclear Employees Assistance Fund - CAEFE (Authors). Defendants: Eletrobras, Furnas Centrais Elétricas S/A and the Federal Government.
Case No:	0150484-53.2022.8.19.0001 (old process no 1034903-92.2022.4.01.3400).
Values, assets or rights involved:	The value of the cause was set at R$ 1,000.00 (one thousand reais).
Demand date:	The action was filed on June 4, 2022. However, to date, Eletrobras has not been notified, which is why it filed a spontaneous defense on March 20, 2025.
Key Facts:

This is a preliminary injunction in which the Authors question the contribution (in the order of R$1.583 billion) made by Furnas, at the time controlled by Eletrobras, to Madeira Energia S.A. - MESA, the sole shareholder of Santo Antônio Energia S.A. - SAESA, responsible for operating the Santo Antônio Hydroelectric Power Plant in Rondônia.

The Authors argue that the contribution occurred before the General Meeting of Debenture Holders of the 2nd Series of the 1st Issue of Furnas Debentures, held on June 6, 2022, and that such an allegedly reckless act would generate negative consequences for Furnas' business interests.

The General Meeting of Debenture Holders of June 6, 2022 was held and the debenture holders agreed to the contribution of funds made to MESA, without any prejudice to Furnas' interests.

Request or provision requested:

In summary, the Authors made the following requests:

•     The granting of an emergency relief of an antecedent nature to suspend the holding of the AGD of 06.06.2022;

•     Subsequently, the granting of an emergency relief of an antecedent nature so that the effects of the AGD of 06.06.2022 are suspended, if it has already been held.

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

Decision on the request for urgent relief:

On June 5, 2022, in a decision issued by the Judicial Duty Office of the Federal District Judicial Section, the injunction was denied, on the grounds that “the subscription of the shares took place on June 2, 2022 (Thursday), and only now, on June 4, 2022, on duty, that the party is asking the Judiciary for help. Therefore, it is clear that the alleged danger in the delay is clearly forced”. There was no appeal against this decision.

On August 26, 2022, in a decision handed down by the Court of the 7th Business Court of the Court of Justice of Rio de Janeiro (“TJRJ”), the denial of the emergency relief was upheld, in view of the decision handed down by the Presidency of the TJRJ in Suspensions of Preliminary Injunctions No. 0041148-20.2022.8.19.0000 and No. 0041147-35.2022.8.19.0000, concerning cases No. 0147113-81.2022.8.19.0001 and No. 147166-62.2022.8.19.0001. There was no appeal against this decision.

Decision on jurisdiction:

On June 7, 2022, the Court of the 14th Federal Civil Court of the Judicial Section of the Federal District issued a decision declining jurisdiction to the 7th Business Court of the TJRJ, due to the existence of a connection with case no. 0147113-81.2022.8.19.0001, pending in that court. There was no appeal against this decision.

After Eletrobras filed its defense on March 20, 2025, the court is awaiting analysis of the allegations presented and the definition of the next steps.

Eduardo Haiama

Vice-President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.